June 22, 2010

Mr. Igor Rumiantsev
President
Interdom, Corp.
375 N. Stephanie Street, Suite 1411
Henderson, NV 89014-8909

>   **Re: Interdom, Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 26, 2010**
>   **File No. 333-167084**

Dear Mr. Rumiantsev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page

2.   We note that this is a best efforts offering. Please include a statement on the prospectus cover page there is no minimum purchase requirement for the offering to proceed. Refer to Item 501(b)(8)(iii) of Regulation S-K.

3.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Summary, page 5

4.   Please revise the summary to highlight the disclosure of the most significant risks associated with this offering and explain the relevance of the going concern opinion issued by your auditors. In addition, please revise to disclose your net loss amount as $(6,717).

5.   Please disclose the percentage of outstanding securities of the company that the shares you are registering represent.

Management's Discussion and Analysis or Plan of Operation, page 15

Plan of Operation, page 15

6.   We note your statement that you believe that you can satisfy your cash requirements during the next 12 months. Please revise to more specifically discuss the basis for your statement.

7.   We note your statement on page 17 that you believe that the current funds available to the company will not be sufficient to continue maintaining a reporting status. Please revise your disclosure in this section to discuss how you intend to fund the expenses relating to this offering as well as the expenses associated with maintain your reporting status.

8.   Please clarify what aspects of your business plan you will be able to implement if you are not able to raise the maximum amount of this offering.

Significant Accounting Policies, page 18

9.   Please revise to include your revenue recognition policies for each source of revenue discussed on pages 19 and 20.

Description of Business, page 19

10.   We note your disclosure on page 9 that Mr. Rumiantsev will devote approximately twelve hours per week to your business. We further note from Mr. Rumiantsev's biography on page 23 that he is currently employed as a real estate sales associate. Please include a discussion as to how any conflicts of interest may be resolved. Consider including a risk factor, if appropriate.

11.   We refer to your disclosure on page 26 under the Anti-takeover Law section that you do not intend to conduct business in Nevada. Please revise your disclosure to

> discuss where you will conduct your business and what geographic regions, if any, you intend to focus on.

3. Financial analysis for income properties, page 20

12.   We refer to your definition of effective gross income. Please clarify the reference to other income and discuss, if true, that not all properties have the potential for other income.

13.   We refer to your statement that a good balance of supply and demand is 95% of occupancy rate. Please explain your basis for this statement.

Revenue Source, page 21

14.   We note that your disclosure under this heading indicates that you have not identified any customers; however, you also state on this page that you have entered into an agreement to provide services to Florida Exclusive Realty, LLC. Please reconcile these statements and revise your disclosure accordingly.

Agreement with Florida Exclusive Realty, LLC, page 21

15.   Please expand your disclosure regarding your agreement with Exclusive Realty, LLC to clarify the payment terms of the contract. Also, discuss when you expect to earn revenues under this agreement.

16.   We refer to Section 2 of the Consulting Agreement and note that the agreement contains a non-compete clause. Please discuss how this may affect your ability to attract customers in addition to Florida Exclusive Realty, Inc.

Significant Employees, page 23

17.   We note your statement on page 23 that Igor Rumiantsev is an independent contractor to you. We further note that he is your president, treasurer and secretary. Please revise to clarify his employment relationship with you or tell us the basis for treating him as a non-employee officer and director of the company.

Anti-takeover Law, page 26

18.   Please tell us if there are any provisions in your charter or bylaws that would prevent a change in control. Refer to Item 202(a)(5) of Regulation S-K.

Part II

Item 17, page 39

19.	Please revise your undertakings to be consistent with Item 512 of Regulation S-K.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Thomas E. Puzzo, Esq.
        Via facsimile (206) 260-0111